SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13D-1(b) and (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                               (Amendment No.8)*


                                 PRESSTEK, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   741113 10 4
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

CUSIP No. 741113 10 4                 13G                      Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

       Robert Howard


--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            2,617,448 as of 12/31/97
                       (includes options to purchase 245,000 shares)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             24,000 as of 12/31/97
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             2,617,448 as of 12/31/97
                       (includes options to purchase 245,000 shares)
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       24,000 as of 12/31/97
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,641,448 as of 12/31/97 (total of 2,396,448 shares plus 245,000 shares issuable upon exercise of immediately exercisable options)
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       8.2%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 Pages

CUSIP No. 741113 10 4                  13G                   Page 3 of 5 Pages


Item 1(a).        Name of Issuer:
                  Presstek, Inc.
                  --------------------------------------------------------------
Item 1(b).        Address of Issuer's Principal Executive Offices:
                  8 Commercial Street
                  Hudson, N.H. 03051
                  --------------------------------------------------------------
Item 2(a).        Name of Person Filing:
                  Robert Howard
                  --------------------------------------------------------------
Item 2(b).        Address of Principal Business Office, or if None, Residence:
                  303 East 57th Street
                  New York, New York 10022
                  --------------------------------------------------------------
Item 2(c).        Citizenship:
                  United States of America
                  --------------------------------------------------------------
Item 2(d).        Title of Class of Securities:
                  Common Stock
                  --------------------------------------------------------------
Item 2(e).        CUSIP Number:
                  741113 10 4
                  --------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a) - (h): Not applicable.

Item 4.     Ownership.

          (a) Amount Beneficially Owned: 2,641,448 shares as of December 31, 1997, including 2,372,448 shares owned directly by Mr. Howard, 24,000 shares owned by Mr. Howard's wife and 245,000 shares which may be purchased by Mr. Howard pursuant to currently exercisable stock options. Does not include shares owned by the son of Mr. Howard's wife, as to which Mr. Howard disclaims beneficial ownership. All share amounts (including shares issuable upon exercise of options) have been adjusted to

                                Page 3 of 5 pages

CUSIP No. 741113 10 4                 13-G                   Page 4 of 5 Pages

               reflect the effect of a 2-1 split of the Issuer's common stock effected in the form of a dividend of one share of common stock for each share of common stock held by holders of record of common stock on June 12, 1997. The stock dividend was paid on July 7, 1997.

          (b) Reference is made to Items Nos. 5-9 and 11 of the Cover Sheet. Calculation of percentage of beneficial ownership is based on 31,951,419 shares of Common Stock outstanding on December 31, 1997.

          (c)  Reference is made to Items Nos. 5-9 and 11 of the Cover Sheet.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.


                                Page 4 of 5 pages

                                  Signature.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 1998                       Signature:     /s/ Robert Howard
                                                        -----------------------
                                              Name/Title:        Robert Howard